Exhibit 1

FOR IMMEDIATE RELEASE	29 April 2013

ANNOUNCEMENT

WPP plc (“WPP”)

WPP was notified on 26 April 2013 of changes in the share ownership of executive directors of the company pursuant to the exercise and satisfaction of awards under the 2004 Leadership Equity Acquisition Plan (“LEAP”) granted in 2008.

On 26 April 2013 Sir Martin Sorrell exercised his option to receive 579,907 shares which vested pursuant to the UK part of his award granted under LEAP in 2008 (as was noted in the announcement dated 15 March 2013). On 26 April 2013 Sir Martin Sorrell sold 260,959 of these shares to discharge the consequential UK tax liabilities.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 18,443,521 shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under LEAP in 2004, 2005, the UK part of the 2006 award and the 2007 award, receipt of which have been deferred). Sir Martin Sorrell’s family interests and rights represent 1.4582% of the issued share capital of WPP. The JMCMRJ Sorrell Foundation holds 1,005,936 WPP shares, representing 0.0795% of WPP’s issued share capital.

On 26 April 2013 Mr Mark Read exercised an option to acquire 105,341 shares pursuant to the award granted under LEAP in 2008 (as was noted in the announcement dated 15 March 2013). On 26 April 2013, Mr Mark Read sold 105,341 shares to fund UK taxes and other personal financial commitments.

At today’s date Mr Mark Read’s beneficial holding is 108,184 shares, representing 0.0086% of WPP’s issued share capital.

END

Contact:

Feona McEwan WPP	+44 (0)207 408 2204